
Harbor Funds

January 23, 2015

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Harbor Capital Advisors, Inc.
   (File No.: 801-60367)

Dear Sir or Madam:

Enclosed for electronic filing on behalf of Harbor Funds, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the answer and affirmative defenses to consolidated amended complaint filed by plaintiffs Terrence Zehrer and Ruth Tumpowsky against Harbor Capital Advisors, Inc. as the investment manager, in the United States District Court for the Northern District of Illinois (Case No. 1:14-cv-07210; Case No. 1:14-cv-00789).

If you have any questions regarding this filing, please contact me at 312-443-4420.

Sincerely,

Charles F. McCain, Esq.
Executive Vice President, General Counsel

Cc: David G. Van Hooser
       Anmarie S. Kolinski
       Erik D. Ojala, Esq.
       Harbor Capital Advisors, Inc.

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

TERRENCE ZEHRER, Plaintiff, v. HARBOR CAPITAL ADVISORS, INC., Defendant.	Case No. 14-CV-00789
RUTH TUMPOWSKY, Plaintiff, v. HARBOR CAPITAL ADVISORS, INC., Defendant.	Honorable Joan Humphrey Lefkow Case No. 14-CV-07210 CONSOLIDATED

ANSWER AND AFFIRMATIVE DEFENSES
TO CONSOLIDATED AMENDED COMPLAINT

Defendant Harbor Capital Advisors, Inc. ("HCA") respectfully submits its Answer and

Affirmative Defenses to the Consolidated Amended Complaint ("Amended Complaint") of

plaintiffs Terrence Zehrer ("Zehrer") and Ruth Tumpowsky ("Tumpowsky"), as follows:

1.   Plaintiffs bring this action against Defendant on behalf of and for the benefit of
the Harbor International Fund (the "International Fund") and the Harbor High-Yield Bond Fund
(the "High-Yield Fund") (collectively, the "Funds") pursuant to Section 36(b) of the 1940 Act.

ANSWER: HCA admits that plaintiffs purport to bring this action on behalf of and for the

benefit of the Harbor International Fund (the "International Fund") and the Harbor High-Yield

Bond Fund (the "High-Yield Fund") (each a "Fund," and together, the "Funds") pursuant to

Section 36(b) of the Investment Company Act of 1940 (the "1940 Act"), as amended, 15 U.S.C.

§ 80a-35(b) ("Section 36(b)"). Except as so stated, HCA denies the allegations in paragraph 1 of

the Amended Complaint, and specifically denies that it has violated Section 36(b).

     2.   Defendant is the investment adviser to the Funds and receives an annual fee from
each Fund for providing investment advisory services to each such Fund.

ANSWER: HCA admits that it is the investment adviser to the International Fund and the

High-Yield Fund, and that it receives a fee from each Fund for providing investment advisory

and other services to each such Fund. Except as so stated, HCA denies the allegations in

paragraph 2 of the Amended Complaint.

     3.   Under Section 36(b), Defendant owes a fiduciary duty to each Fund with respect
to the investment advisory fees paid by each such Fund.

ANSWER: HCA admits that pursuant to Section 36(b), it is deemed to have a fiduciary duty

with respect to the receipt of compensation for services, or of payments of a material nature, paid

by each Fund to HCA. Except as so stated, HCA denies the allegations in paragraph 3 of the

Amended Complaint.

     4.   Defendant breached that fiduciary duty by receiving investment advisory fees
from each of the Funds that are so disproportionately large that they bear no reasonable
relationship to the value of the services provided by Defendant and could not have been the
product of arm's-length bargaining.

ANSWER: HCA denies the allegations in paragraph 4 of the Amended Complaint.

     5.   Defendant delegates substantially all of its responsibilities for providing
investment advisory services to the Funds to unaffiliated investment advisers, Northern Cross,
LLC ("Northern Cross") and Shenkman Capital Management, Inc. ("Shenkman Capital")
(together, the "Subadvisers").

ANSWER: HCA denies the allegations in paragraph 5 of the Amended Complaint.

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6.   Defendant charges investment advisory fees to each of the Funds that include a mark-up of more than 80% over the fees paid by Defendant to the Subadvisers who provide substantially all of the investment advisory services required by the Funds.

ANSWER: HCA denies the allegations in paragraph 6 of the Amended Complaint, and specifically denies that the difference between the amount paid to it by Harbor Funds (the "Trust") on behalf of each Fund and the amount paid by HCA to the subadviser of each Fund may properly or fairly be characterized as a "mark-up."

7.   During the Funds' most recently reported fiscal year ended October 31, 2013, Defendant charged the Funds a total of $293,496,000 in investment advisory fees, including a mark-up of $132,632,000 over the subadvisory fees paid by Defendant to the Subadvisers.

ANSWER: HCA admits that pursuant to its Investment Advisory Agreement ("IAA") for the International Fund, HCA was paid by the Trust, on behalf of the International Fund, a net amount of approximately $280,629,000 for investment advisory and other services during the fiscal year ended October 31, 2013, after application of the contractual fee waiver negotiated by the Board of Trustees of Harbor Funds (the "Board"). HCA admits further that it incurred expenses in connection with the performance of its obligations to the International Fund for, among other things, subadvisory services performed by Northern Cross LLC ("Northern Cross"). HCA also admits that pursuant to its IAA for the High-Yield Fund, HCA was paid by the Trust, on behalf of the High-Yield Fund, a net amount of approximately $12,867,000 for investment advisory and other services during the fiscal year ended October 31, 2013, after application of the contractual fee waiver negotiated by the Board. HCA admits further that it incurred expenses in connection with the performance of its obligations to the High-Yield Fund for, among other things, subadvisory services performed by Shenkman Capital Management, Inc. ("Shenkman Capital"). Except as so stated, HCA denies the allegations in paragraph 7 of the Amended Complaint, and specifically denies that the difference between the amount paid to it by the Trust on behalf of each Fund and the amount paid by HCA to the subadviser for each Fund may

properly or fairly be characterized as a "mark-up."

     8.   The amount of investment advisory fees ultimately retained by Defendant (after paying the Subadvisers) is so disproportionately large that it bears no reasonable relationship to the value of any services actually provided by Defendant, and is outside the range of what could be negotiated at arm's length for the same or substantially the same services.

ANSWER: HCA denies the allegations in paragraph 8 of the Amended Complaint.

     9.   The Funds' investment advisory fee arrangements have enabled Defendant to retain for itself the benefits of economies of scale resulting from increases in each of the Funds' assets under management ("AUM ") during recent years, without appropriately sharing those benefits with the Funds.

ANSWER: HCA denies the allegations in paragraph 9 of the Amended Complaint.

     10.   The aggregate amount of investment advisory fees paid by the Funds has increased by more than 114% in recent years, growing from approximately $136,943,000 in fiscal year 2009 to approximately $293,496,000 in fiscal year 2013.

ANSWER: HCA admits that, after application of contractual fee waivers negotiated by the

Board, the Trust paid HCA on behalf of the Funds an aggregate net total of approximately

$293,496,000 for investment advisory and other services during the fiscal year ended October

31, 2013, and an aggregate net total of approximately $136,943,000 for investment advisory and

other services during the fiscal year ended October 30, 2009. HCA admits further that

$293,496,000 is approximately 114% greater than $136,943,000. Except as so admitted, HCA

denies the allegations in paragraph 10 of the Amended Complaint.

     11.   The increase in the fees paid by each of the Funds was not accompanied by a proportionate increase in the services provided by Defendant or in the cost of providing investment advisory services to the Funds.

ANSWER: HCA denies the allegations in paragraph 11 of the Amended Complaint.

     12.   The increase in fees paid by each of the Funds resulted in increased profits for Defendant at the expense of the Funds.

ANSWER: HCA denies the allegations in paragraph 12 of the Amended Complaint.

13.   Plaintiffs bring this action to recover for each of the Funds the excessive and unlawful investment advisory fees in violation of Section 36(b), as well as lost profits and other actual damages caused by each of the Funds' payment of those fees.

ANSWER: HCA admits that plaintiffs purport to bring this action to recover for the claimed purposes alleged in paragraph 13 of the Amended Complaint. Except as so stated, HCA denies the allegations in paragraph 13 of the Amended Complaint, and specifically denies that it has violated Section 36(b), that it has received excessive or unlawful investment advisory fees, and that its conduct has caused lost profits or other damages to the Funds.

14.   The claims asserted herein arise under Section 36(b) of the 1940 Act, 15 U.S.C. §80a-35(b).

ANSWER: Paragraph 14 of the Amended Complaint alleges legal conclusions, to which no answer is required. To the extent that an answer may be required, HCA admits that in their Amended Complaint, plaintiffs purport to allege claims under Section 36(b). Except as so stated, HCA denies the allegations in paragraph 14 of the Amended Complaint, and specifically denies that its conduct gives rise to any liability under Section 36(b) or that the Amended Complaint states a claim upon which relief can be granted under Section 36(b).

15.   This Court has jurisdiction of the claims pursuant to Sections 36(b)(5) and 44 of the 1940 Act, 15 U.S.C. §§80a-35(b)(5), 80a-43, and 28 U.S.C. §1331.

ANSWER: Paragraph 15 of the Amended Complaint alleges legal conclusions, to which no answer is required. To the extent that an answer may be required, HCA admits that the Court has jurisdiction over claims asserted under Section 36(b) pursuant to 15 U.S.C. §§ 80a-35(b)(5), 80-43 and 28 U.S.C. § 1331. Except as so stated, HCA denies the allegations in paragraph 15 of the Amended Complaint, and specifically denies that the Amended Complaint states a claim upon which relief can be granted under Section 36(b).

16.   Venue is proper in this judicial district pursuant to Section 44 of the 1940 Act, 15 U.S.C. §80a-43, and 28 U.S.C. §1391 because Defendant is an inhabitant of this district,

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maintains an office in this district, and/or transacts business in this district, and because certain of the acts and transactions giving rise to Plaintiffs' claims occurred in this district.

ANSWER: Paragraph 16 of the Amended Complaint alleges legal conclusions, to which no answer is required. To the extent that an answer may be required, HCA admits that it is an inhabitant of this district, maintains an office in this district and transacts business in this district. Except as so stated, HCA denies the allegations in paragraph 16 of the Amended Complaint, and specifically denies that it has engaged in any acts or transactions giving rise to the purported claims asserted in the Amended Complaint.

17. Plaintiff Terrence Zehrer, a resident of the State of California, is a security holder of the International Fund.

ANSWER: HCA lacks knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 17 of the Amended Complaint, and therefore denies those allegations.

18. Plaintiff Ruth Tumpowsky, a resident of the State of California, is a security holder of the International Fund and the High-Yield Bond Fund.

ANSWER: HCA lacks knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 18 of the Amended Complaint, and therefore denies those allegations.

19. Defendant Harbor Capital is a corporation organized under Delaware law with principal offices at 111 South Wacker Drive, Chicago, Illinois. Defendant is an indirect, wholly-owned subsidiary of Robeco Groep N.V., an asset management firm located in the Netherlands.

ANSWER: HCA admits the allegations in paragraph 19 of the Amended Complaint.

20. Each of the Funds is an open-end management investment company, also known as a "mutual fund," registered under the 1940 Act.

ANSWER: HCA admits the allegations in paragraph 20 of the Amended Complaint.

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21.   Both of the Funds are organized as a series within Harbor Funds (the "Trust"), which is a statutory trust formed under Delaware law. The Trust has twenty-nine mutual funds, including the Funds.

ANSWER: HCA admits the allegations in paragraph 21 of the Amended Complaint.

22.   Like other mutual funds, the Funds are collective investments that pool money from investors and invest the money in a portfolio of securities.

ANSWER: HCA admits the allegations in paragraph 22 of the Amended Complaint as to the

Funds. HCA lacks knowledge or information sufficient to form a belief as to the truth of the

allegations in paragraph 22 of the Amended Complaint as to "other mutual funds," and therefore

denies those allegations.

23.   Both Funds issue shares to investors, such as Plaintiffs, who invest money in a Fund, and those investors become shareholders in the Fund. Each share issued by a Fund represents, and may be redeemed for, a pro rata interest in the Fund's underlying portfolio of securities (less any fees and other liabilities).

ANSWER: HCA admits that each Fund issues shares to investors, who invest money in a

Fund and become shareholders in the Fund. HCA admits further that Fund shares represent, and

may be redeemed for consideration representing the value of, a pro rata interest in the Fund's

portfolio of securities plus other assets, less liabilities. HCA lacks knowledge or information

sufficient to form a belief as to the truth of the allegations that Plaintiffs are investors and

shareholders in either or both Funds, and therefore denies those allegations. Except as so stated,

HCA denies the allegations in paragraph 23 of the Amended Complaint.

24.   Like most other mutual funds, the Funds do not have employees or facilities of their own. The Funds' operations are conducted by external service providers pursuant to contracts with the Funds.

ANSWER: HCA admits that the Funds, like most mutual funds, do not have full-time

employees or separate facilities of their own. HCA admits further that the Funds' operations are

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conducted by service providers external to the Funds pursuant to contracts. Except as so stated,

HCA denies the allegations in paragraph 24 of the Amended Complaint.

25. Defendant serves as the investment adviser for each of the Funds. According to Defendant's December 2014 Form ADV filed with the SEC, Defendant employs only twelve personnel to perform investment advisory-related services for its clients, including the twenty-nine mutual funds comprising the Trust.

ANSWER: HCA admits that it serves as the investment adviser of each of the Funds. Except

as so stated, HCA denies the allegations in paragraph 25 of the Amended Complaint.

26. Other service providers besides Defendant, including certain of Defendant's affiliates, provide a number of other services to the Funds and their shareholders, such as communicating with shareholders about the Funds, maintaining records of each shareholder's ownership of Fund shares, and managing the process by which Fund shares are purchased by or redeemed from shareholders.

ANSWER: HCA admits that other service providers besides HCA, including certain of its

affiliates, provide a number of services to the Funds and their shareholders under the supervision

and oversight of HCA, such as communicating with shareholders about the Funds, and

maintaining records of each shareholder's ownership of Fund shares. HCA admits further that

an HCA affiliate is responsible for effecting subscriptions and redemptions of shares of the

Funds under the supervision and oversight of HCA. Except as so stated, HCA denies the

allegations in paragraph 26 of the Amended Complaint.

27. The Funds are overseen by the Board of Trustees of the Trust (the "Board" or the "Trustees"), which is responsible for selecting and monitoring the Funds' service providers, among other things.

ANSWER: HCA admits that the Board has overall responsibility for overseeing the Funds.

Except as so stated, HCA denies the allegations in paragraph 27 of the Amended Complaint.

28. The same Board oversees both of the Funds and the other twenty-seven mutual funds comprising the Trust.

ANSWER: HCA admits the allegations in paragraph 28 of the Amended Complaint.

29.   Defendant serves as the investment adviser to the International Fund pursuant to an Investment Advisory Agreement (the "International Fund IAA") between Defendant and the Trust on behalf of the International Fund, which was most recently amended on July 1, 2013.

ANSWER: HCA admits that it serves as investment adviser to the International Fund pursuant to an IAA dated July 1, 2013 between HCA and the Trust on behalf of the International Fund.   Except as so stated, HCA denies the allegations in paragraph 29 of the Amended Complaint.

30.   Defendant serves as the investment adviser to the High-Yield Fund pursuant to an Investment Advisory Agreement (the "High-Yield Fund IAA") between Defendant and the Trust on behalf of the High-Yield Fund, which was most recently amended on July 1, 2013. The International Fund IAA and the High-Yield Fund IAA are collectively referred to herein as the "IAAs."

ANSWER: HCA admits that it serves as investment adviser to the High-Yield Fund pursuant to an IAA dated July 1, 2013 between HCA and the Trust on behalf of the High-Yield Fund. HCA admits further that the Amended Complaint refers to the IAAs collectively as "IAAs." Except as so stated, HCA denies the allegations in paragraph 30 of the Amended Complaint.

31.   The IAAs require Defendant to provide the following investment advisory services to each Fund:

> You will regularly provide the Fund with investment research, advice and supervision and will furnish continuously an investment program for the Fund consistent with the investment objectives and policies of the Fund. You will determine what securities and other financial instruments shall be purchased for the Fund, what securities and other financial instruments shall be held or sold by the Fund, and what portion of the Fund's assets shall be held uninvested....

> You or your agent shall arrange for the placing of all orders for the purchase and sale of portfolio securities and other financial instruments for the Fund's account with brokers or dealers selected by you....

ANSWER: HCA admits that the IAAs, which speak for themselves as to the content thereof, require HCA to provide investment advisory services including those set forth in the language quoted in part in paragraph 31 of the Amended Complaint. HCA denies that the above language

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constitutes a complete recitation of the services it provides to each Fund. Except as so stated, HCA denies the allegations in paragraph 31 of the Amended Complaint.

32.   The IAAs also require Defendant to provide certain administrative services to each Fund:

In addition to providing the Fund with investment advisory services, you will also regularly provide, or cause one of your affiliates to provide, the following services:

(a)   provide the Trust with office space, facilities, equipment and personnel as you deem necessary to provide for the effective administration of the affairs of the Trust, including providing from among your directors, officers and employees, persons to serve as Trustees, officers and employees of the Trust and paying the salaries of such persons;

(b)   coordinate and oversee the services provided by the Trust's transfer agent, custodian, legal counsel and independent auditors, including serving as the liaison between such service providers and the Trustees;

(c)   coordinate and oversee the preparation and production of meeting materials for the Trustees, as well as such other materials as the Trustees may from time to time reasonably request;

(d)   coordinate and oversee the preparation and filing with the [SEC] of registration statements, notices, shareholder reports, proxy statements and other material for the Fund required to be filed under applicable laws;

(e)   develop and implement procedures for monitoring compliance with the Fund's investment objectives, policies and guidelines and with applicable regulatory requirements;

(f)   provide legal and regulatory support for the Fund in connection with the administration of the affairs of the Trust, including the assignment of matters to the Trust's legal counsel on behalf of the Trust and supervising the work of such outside counsel;

(g)   oversee the determination and publication of the Fund's net asset value in accordance with the Trust's valuation policies;

(h)   prepare and monitor expense budgets for the Trust and the Fund, and review the appropriateness and arrange for the payment of Fund expenses; and

(i)   furnish to the Fund such other administrative services as you deem necessary, or the Trustees reasonably request, for the efficient operation of the Trust and Fund.

ANSWER: HCA admits that the IAAs, which speak for themselves as to the content thereof, require HCA to provide services in addition to investment advisory services, including those services identified in the language quoted in paragraph 32 of the Amended Complaint. HCA denies that paragraph 32 the Amended Complaint sets forth a complete statement of the services provided by HCA to each Fund. Except as so stated, HCA denies the allegations in paragraph 32 of the Amended Complaint.

33.   In exchange for the services provided by Defendant to the Funds, the IAAs require each Fund to pay Defendant an annual fee that is calculated as a percentage of the Fund's AUM.

ANSWER: HCA admits that the IAAs pertaining to each Fund provide that the Trust, on behalf of such Fund, will pay HCA a fee each month in exchange for the services rendered and payments made by HCA. The fee is based upon a percentage of average daily net assets of the Fund, defined as the average of the values placed on the net assets of the Fund as of 4:00 P.M. New York time on each day on which the net asset value of the Fund's portfolio is determined consistent with the provisions of Rule 22c-1 under the 1940 Act, or, if the Fund lawfully determines the value of the net assets of the Fund as of some other time on each business day, as of such time. Under the IAA for the International Fund, the fee is equal to the sum of 0.75% on the first $12 billion and 0.65% on the second $12 billion per annum of the average daily net assets of the Fund, with further breakpoints established by contractual fee waivers at 0.63% on the third $12 billion, and 0.58% on amounts over $36 billion. Under the IAA for the High-Yield Fund, the fee is equal to 0.60% per annum of the average daily net assets of the Fund, less a contractual fee waiver of .04% per annum of the average daily net assets of the Fund as

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negotiated by the Board. Except as so stated, HCA denies the allegations in paragraph 33 of the

Amended Complaint.

34. Since March 1, 2012, the International Fund's investment advisory fee rate has been determined according to the following breakpoint schedule, which reduces the rate paid as the International Fund's AUM increase:

AUM	Fee Rate
Up to $12 billion	0.75%
From $12 billion to $24 billion	0.65%
From $24 billion to $36 billion	0.63%
Over $36 billion	0.58%

ANSWER: HCA admits the allegations in paragraph 34 of the Amended Complaint.

35. The International Fund paid Defendant an effective investment advisory fee rate of sixty-six basis points, or 0.66%, during its most recently reported fiscal year ended October 31, 2013, pursuant to the fee schedule set forth in ¶34. Also called a "blended" rate, the effective investment advisory fee rate is the weighted average of the rates paid by the International Fund on each level of AUM—i.e., seventy-five basis points on the first $12 billion, sixty-five basis points on the next $12 billion, sixty-three basis points on the next $12 billion, etc.

ANSWER: HCA admits the allegations in paragraph 35 of the Amended Complaint.

36. The International Fund paid Defendant approximately $280,629,000 in investment advisory fees during fiscal year 2013.

ANSWER: HCA admits that pursuant to the IAA for the International Fund, HCA was paid

by the Trust on behalf of the International Fund a net amount of approximately $280,629,000 for

investment advisory and other services during the fiscal year ended October 31, 2013, after

application of the contractual fee waiver negotiated by the Board. Except as so stated, HCA

denies the allegations in paragraph 36 of the Amended Complaint.

37. Since March 1, 2012, the High-Yield Fund's investment advisory fee rate has been fifty-six basis points, or 0.56%, on all AUM.

ANSWER: HCA admits that since March 1, 2012, pursuant to the IAA for the High-Yield

Fund, the investment advisory fee rate paid by the Trust on behalf of the High-Yield Fund has been 56 basis points, or 0.56% of assets under management ("AUM"), after application of the contractual fee waiver negotiated by the Board. Except as so stated, HCA denies the allegations in paragraph 37 of the Amended Complaint.

38.   The High-Yield Fund paid Defendant approximately $12,867,000 in investment advisory fees during its most recently reported fiscal year ended October 31, 2013.

ANSWER: HCA admits that pursuant to the IAA for the High Yield Fund, HCA was paid by the Trust on behalf of the High-Yield Fund a net amount of approximately $12,867,000 for investment advisory and other services during the fiscal year ended October 31, 2013, after application of the contractual fee waiver negotiated by the Board. Except as so stated, HCA denies the allegations in paragraph 38 of the Amended Complaint.

39.   Rather than Defendant providing the investment advisory services required by the IAAs, Defendant and the Trust on behalf of each of the Funds have subcontracted with other, unaffiliated investment advisers to provide substantially all of those services to the Funds.

ANSWER: HCA denies the allegations in paragraph 39 of the Amended Complaint.

40.   Since the inception of the International Fund in December 1987, Defendant and the Trust on behalf of the International Fund have subcontracted with Northern Cross or its predecessor, Northern Cross Investment Ltd., to provide investment advisory services to the International Fund.

ANSWER: HCA denies the allegations in paragraph 40 of the Amended Complaint.

41.   Northern Cross provides investment advisory services to the International Fund pursuant to an Investment Advisory Agreement for Subadviser (the "International Fund Subadvisory Agreement") between (i) Northern Cross, and (ii) Defendant and the Trust on behalf of the International Fund, which was most recently amended on July 1, 2013.

ANSWER: HCA admits that Northern Cross performs investment advisory services for the International Fund pursuant to an Investment Advisory Agreement for Subadviser ("IAAS") dated July 1, 2013 between Northern Cross, HCA and the Trust on behalf of the Fund. Except as so stated, HCA denies the allegations in paragraph 41 of the Amended Complaint.

42.   Since the inception of the High-Yield Fund in December 2002, Defendant and the Trust on behalf of the High-Yield Fund have subcontracted with Shenkman Capital to provide investment advisory services to the High-Yield Fund.

ANSWER: HCA admits the allegations in paragraph 42 of the Amended Complaint.

43.   Shenkman Capital provides investment advisory services to the High-Yield Fund pursuant to an Investment Advisory Agreement for Subadviser (the "High-Yield Fund Subadvisory Agreement") between (i) Shenkman Capital, and (ii) Defendant and the Trust on behalf of the High-Yield Fund, which was most recently amended on July 1, 2013. The International Fund Subadvisory Agreement and the High-Yield Fund Subadvisory Agreement are collectively referred to herein as the "Subadvisory Agreements."

ANSWER: HCA admits that Shenkman Capital performs investment advisory services for the High-Yield Fund pursuant to an IAAS dated July 1, 2013 between Shenkman Capital, HCA and the Trust on behalf of the Fund. Except as so stated, HCA denies the allegations in paragraph 43 of the Amended Complaint.

44.   The Subadvisory Agreements require the Subadvisers to provide substantially all of the investment advisory services required by the IAAs, as shown in the following table:

Investment Advisory Services Required by IAAs	Investment Advisory Services Required by Subadvisory Agreements
"[Defendant] will regularly provide the Fund with investment research, advice and supervision and will furnish continuously an investment program for the Fund consistent with the investment objectives and policies of the Fund."	"[Subadviser] will regularly provide the Fund with advice concerning the investment management of the Fund's assets, ... which advice shall be consistent with the investment objectives and policies of the Fund...."
"[Defendant] will determine what securities and other financial instruments shall be purchased for the Fund, what securities and other financial instruments shall be held or sold by the Fund, and what portion of the Fund's assets shall be held uninvested...."	"[Subadviser] will determine what securities shall be purchased for [the Fund], what securities shall be held or sold by [the Fund], and what portion of such assets shall be held uninvested...."
"[Defendant] or [its] agent shall arrange for the placing of all orders for the purchase and sale of portfolio securities and other financial instruments for the Fund's account with	"[Subadviser] or [its] agent shall arrange for the placing of all orders for the purchase and sale of portfolio securities with brokers and dealers selected by [the Subadviser]....

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| brokers and dealers selected by [Defendant[." | |

ANSWER: HCA admits that the table in paragraph 44 of the Amended Complaint quotes portions of the IAAs, which speak for themselves. Except as so stated, HCA denies the allegations in paragraph 44 of the Amended Complaint.

45. The remaining investment advisory services provided by Defendant are limited to supervision and oversight of the Subadvisers.

ANSWER: HCA denies the allegations in paragraph 45 of the Amended Complaint.

46. Each of the Subadvisory Agreements requires Defendant to pay a fee to the respective Subadviser for providing investment advisory services to the respective Fund.

ANSWER: HCA admits that the IAASs require HCA to pay a fee to the respective subadviser for the performance of certain services as set forth in such agreements, which speak for themselves. Except as so stated, HCA denies the allegations in paragraph 46 of the Amended Complaint.

47. During fiscal year 2013, Defendant paid Northern Cross an effective subadvisory fee rate of thirty-six basis points, or 0.36% of the International Fund's AUM.

ANSWER: HCA admits the allegations in paragraph 47 of the Amended Complaint.

48. During fiscal year 2013, Defendant paid Northern Cross total subadvisory fees of approximately $153,914,000 for investment advisory services provided to the International Fund.

ANSWER: HCA admits that for fiscal year 2013, it paid Northern Cross total subadvisory fees of approximately $153,914,000 for performing certain services as set forth in the IAAS with Northern Cross, which speaks for itself. Except as so stated, HCA denies the allegations in paragraph 48 of the Amended Complaint.

49. During fiscal year 2013, Defendant paid Shenkman Capital an effective subadvisory fee rate of thirty basis points, or 0.30% of the High-Yield Fund's AUM.

ANSWER: HCA admits that for fiscal year 2013, it paid Shenkman Capital an effective subadvisory fee rate of thirty basis points, or 0.30% of the High-Yield Fund's AUM. Except as so stated, HCA denies the allegations in paragraph 49 of the Amended Complaint.

50. During fiscal year 2013, Defendant paid Shenkman Capital total subadvisory fees of approximately $6,950,000 for investment advisory services provided to the High-Yield Fund.

ANSWER: HCA admits that for fiscal year 2013, it paid Shenkman Capital total subadvisory fees of approximately $6,950,000 for performing certain services as set forth in the IAAS with Shenkman Capital, which speaks for itself. Except as so stated, HCA denies the allegations in paragraph 50 of the Amended Complaint.

51. The fees paid by Defendant to each Subadviser pursuant to the Subadvisory Agreements were established through arm's-length negotiations between Defendant and each Subadviser.

ANSWER: HCA admits the allegations in paragraph 51 of the Amended Complaint.

52. Upon information and belief, the fees paid by Defendant to each Subadviser include the cost to such Subadviser of providing the investment advisory services required by the applicable Subadvisory Agreement plus a profit.

ANSWER: HCA lacks knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 52 to the Amended Complaint, and therefore denies those allegations.

53. As set forth in the following table, based upon data for fiscal year 2013, the investment advisory fees charged by Defendant to each Fund pursuant to the applicable IAA represent a mark-up of more than 80% over the subadvisory fees paid by Defendant to the Subadvisers for providing investment advisory services to the Funds.

Fund	Advisory Fees Charged by Defendant	Subadvisory Fees Paid to Subadviser	Mark-Up Retained by Defendant	Mark-Up as a Percentage of Subadvisory Fees
International Fund	$280,629,000	$153,914,000	$126,715,000	82.3%
	66 basis points	36 basis points	30 basis points	

High-Yield Fund	$12,867,000	$6,950,000	$5,917,000	85.1%
	56 basis points	30 basis points	26 basis points	
Total	$293,496,000	$160,864,000	$132,632,000	82.4%

ANSWER: HCA admits that the table contained in paragraph 53 of the Amended Complaint sets forth the approximate net advisory fees paid, after application of the fee waivers negotiated by the Board, to HCA by the Trust on behalf of the International Fund and the High-Yield Fund in dollars and basis points during fiscal year 2013. HCA admits further that such table sets forth the approximate subadvisory fees paid by HCA to the respective subadvisers for the International Fund and the High-Yield Fund during fiscal year 2013. Except as so stated, HCA denies the allegations in paragraph 53 of the Amended Complaint, and specifically denies that the difference between the amount paid to it by the Trust on behalf of each Fund and the amount paid by HCA to the subadviser for each Fund may properly or fairly be characterized as a "mark-up."

54. The more-than-80% mark-up charged by Defendant to each of the Funds is disproportionate to the value of Defendant's supervision and oversight services, and outside the range of what could be negotiated at arm's length for such services.

ANSWER: HCA denies the allegations in paragraph 54 Amended Complaint, and specifically denies that the difference between the amount paid to it by the Trust on behalf of each Fund and the amount paid by HCA to the subadviser for each Fund may properly or fairly be characterized as a "mark-up."

55. The day-to-day implementation of an investment program is the most expensive, and important, investment advisory service required for a mutual fund. This service is provided to the Funds by their respective Subadvisers, Northern Cross and Shenkman Capital.

17

ANSWER: HCA admits that the day-to-day implementation of an investment program is an expensive and important subset of the investment advisory services required for a mutual fund. Except as so stated, HCA denies the allegations in paragraph 55 of the Amended Complaint.

56. Defendant's primary responsibilities of supervising and overseeing the Subadvisers are minimal compared to the Subadvisers' day-to-day implementation of the Funds' investment programs.

ANSWER: HCA denies the allegations in paragraph 56 of the Amended Complaint.

57. Consequently, any mark-up charged by Defendant to the Funds over the fees paid to the Subadvisers should be, at most, a small fraction of the fees paid to the Subadvisers.

ANSWER: HCA denies the allegations in paragraph 57 of the Amended Complaint, and specifically denies that the difference between the amount paid to it by the Trust on behalf of each Fund and the amount paid by HCA to the subadviser for each Fund may properly or fairly be characterized as a "mark-up."

58. The mark-up charged to each Fund by Defendant is disproportionate to the administrative services purportedly provided by Defendant pursuant to the IAAs (see ¶32, supra), and outside the range of what could be negotiated at arm's length for such services.

ANSWER: HCA denies the allegations in paragraph 58 of the Amended Complaint, and specifically denies that the services it provides may properly or fairly be characterized as exclusively or predominantly administrative, and further specifically denies that the difference between the amount paid to it by the Trust on behalf of each Fund and the amount paid by HCA to the subadviser for each Fund may properly or fairly be characterized as a "mark-up."

59. The same or substantially the same administrative services can be obtained from unaffiliated service providers through arm's-length negotiations for less than five basis points, or 0.05% of AUM, according to publicly disclosed administrative services agreements for other mutual funds.

ANSWER: HCA denies the allegations in paragraph 59 of the Amended Complaint, and specifically denies that the services it provides can properly or fairly be characterized as exclusively or predominantly administrative.

60. As set forth in ¶53, supra, Defendant charges the International Fund a mark-up of thirty basis points over the subadvisory fee paid by Defendant to Northern Cross.

ANSWER: HCA denies the allegations in paragraph 60 of the Amended Complaint, and specifically denies that the difference between the amount paid to it by the Trust on behalf of each Fund and the amount paid by HCA to the subadviser for each Fund may properly or fairly be characterized as a "mark-up."

61. Insofar as the mark-up is for administrative services purportedly provided by Defendant pursuant to the International Fund IAA, Defendant charges the International Fund more than six times the arm's-length fee rate for the same or substantially the same administrative services.

ANSWER: HCA denies the allegations in paragraph 61 of the Amended Complaint, and specifically denies that the services it provides may properly or fairly be characterized as exclusively or predominantly administrative, and further specifically denies that the difference between the amount paid to it by the Trust on behalf of each Fund and the amount paid by HCA to the subadviser for each Fund may properly or fairly be characterized as a "mark-up."

62. Defendant charges the High-Yield Fund a mark-up of twenty-six basis points over the fee paid by Defendant to Shenkman Capital. See ¶53, supra.

ANSWER: HCA denies the allegations in paragraph 62 of the Amended Complaint, and specifically denies that the difference between the amount paid to it by the Trust on behalf of each Fund and the amount paid by HCA to the subadviser for each Fund may properly or fairly be characterized as a "mark-up."

63. Insofar as the mark-up is for administrative services purportedly provided by Defendant pursuant to the High-Yield Fund IAA, Defendant charges the High-Yield Fund more

than five times the arm's-length fee rate for the same or substantially the same administrative services.

ANSWER: HCA denies the allegations in paragraph 63 of the Amended Complaint, and specifically denies that the services it provides may properly or fairly be characterized as exclusively or predominantly administrative, and further specifically denies that the difference between the amount paid to it by the Trust on behalf of each Fund and the amount paid by HCA to the subadviser for each Fund may properly or fairly be characterized as a "mark-up."

64. In addition, Defendant has delegated responsibility for providing certain of the administrative services required by the IAAs to the Subadvisers.

ANSWER: HCA denies the allegations in paragraph 64 of the Amended Complaint.

65. Specifically, the Subadvisory Agreements require the Subadvisers to ensure that their investment advisory services to the Funds and the Funds' investment portfolios comply with the 1940 Act and all rules and regulations thereunder, the requirements for qualification of the Funds as registered investment companies under federal tax law, all other applicable federal and state laws and regulations, and with the provisions of the Funds' registration statements, including the investment objectives, policies, and guidelines set forth in the registration statements.

ANSWER: HCA admits that the IAASs require the subadvisers to ensure their services are performed in compliance with the 1940 Act and all rules and regulations thereunder, the requirements for qualification of the Funds as registered investment companies under federal tax law, all other applicable federal and state laws and regulations, and with the provisions of the Funds' registration statements, including the investment objectives, policies, and guidelines set forth in the registration statements. Except as so stated, HCA denies the allegations in paragraph 65 of the Amended Complaint.

66. For example, the International Fund Subadvisory Agreement specifies that Northern Cross must "maintain written compliance policies and procedures that [it] reasonably believe[s] are adequate to ensure the Fund's compliance with the foregoing and that are reasonably designed to prevent [Northern Cross] and the Fund from violating applicable federal securities laws," and must provide reports and certifications to Defendant with respect to its compliance policies and procedures.

ANSWER: HCA admits that the IAAS for the International Fund, which speaks for itself, includes language quoted in paragraph 66 of the Amended Complaint. Except as so stated, HCA denies the allegations in paragraph 66 of the Amended Complaint.

67. Defendant's responsibility under the IAAs for "develop[ing] and implement[ing] procedures for monitoring compliance with the Fund's investment objectives, policies and guidelines and with applicable regulatory requirements" is limited to reviewing the procedures developed by the Subadvisers and overseeing the Subadvisers' implementation of those procedures.

ANSWER: HCA denies the allegations in paragraph 67 of the Amended Complaint.

68. The Subadvisers also are involved in, and take substantial responsibility for, other administrative services purportedly provided by Defendant pursuant to the IAAs, including meeting with the Funds' Board to review the Funds' investments and investment programs in light of current and prospective economic and market conditions; preparation of materials for meetings of the Board; preparation of the Funds' shareholder reports and other filings with the SEC; legal and regulatory support for the Funds; and pricing of the Funds' portfolio securities in connection with determination of the Funds' respective net asset values.

ANSWER: HCA denies the allegations in paragraph 68 of the Amended Complaint.

69. The Funds pays [sic] other fees, in addition to the marked-up fees charged by Defendant pursuant to the IAAs, for the administrative services purportedly provided by Defendant.

ANSWER: HCA admits that the Trust, on behalf of the Funds, pays fees in addition to the fees paid to HCA pursuant to the IAAs. Except as so stated, HCA denies the allegations in paragraph 69 of the Amended Complaint, and specifically denies that the Trust or the Funds pay HCA or others additional fees for services which HCA receives compensation for providing under the IAAs. HCA further denies that the services it provides may properly or fairly be characterized as exclusively or predominantly administrative, and further specifically denies that the difference between the amount paid to it by the Trust on behalf of each Fund and the amount paid by HCA to the subadviser for each Fund may properly or fairly be characterized as a "mark-up."

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70.   For example, the IAAs require the Funds, and not Defendant, to pay "the expenses of and fees for registering or qualifying securities for sale and of maintaining the registration of the Trust," as well as "the cost of preparing and distributing reports and notices to shareholders."

ANSWER: HCA admits that the IAAs provide, in part, that HCA shall not be required to pay

"the expenses of and fees for registering or qualifying securities for sale and of maintaining the

registration of the Trust," and "the cost of preparing and distributing reports and notices to

shareholders."   Except as so stated, HCA denies the allegations in paragraph 70 of the Amended

Complaint.

71.   Both Funds are subject to a Distribution Agreement with one of Defendant's affiliates, Harbor Funds Distributors, Inc. (the "Distributor"), which requires the Funds, and not Defendant or the Distributor, to pay all fees and expenses in connection with a number of other services provided to the Funds including: (i) the "preparation, setting in type and filing of [each Fund's] registration statement ... and any amendments or supplements thereto that may be made from time to time"; (ii) the "preparation, setting in type, printing and mailing any notice, proxy statement, report, prospectus and other communication to shareholders of the Fund"; (iii) the "preparation, setting in type, printing and mailing prospectuses annually, and any supplements thereto, to existing shareholders"; and (iv) the "printing and mailing a prospectus included with the confirmation of ... orders [to purchase shares of the Fund]."

ANSWER: HCA admits that the Funds are subject to a Distribution Agreement with Harbor

Funds Distributors, Inc. ("HFD") which speaks for itself, and provides in part that the Fund will

pay (or will enter into arrangements providing that parties other than HFD will pay) fees and

expenses in connection with the "preparation, setting and type in filing of [each Fund's]

registration statement . . . and any amendments or supplements thereto that may be made from

time to time," "preparation, setting and type, printing and mailing any notice, proxy statement,

report, prospectus and other communications to shareholders of the fund," "preparation, setting

and type, printing and mailing prospectuses annually, and any supplements thereto, to existing

shareholders" and "printing and mailing a prospectus included with the confirmation . . . orders

[to purchase shares of the Fund]."   HCA admits further that HFD is an affiliate of HCA. Except

22

as so stated, HCA denies the allegations in paragraph 71 of the Amended Complaint, and specifically denies that the Distribution Agreement requires that the Funds pay HFD or others additional fees for services which HCA receives compensation for providing under the IAAs.

72. The Funds also are subject to Rule 12b-1 Plans, which require the Funds to pay fees to the Distributor in exchange for, among other things, "printing of prospectuses and statements of additional information [which together form the Funds' registration statements] and reports for prospective shareholders (i.e., other than existing shareholders)."

ANSWER: HCA admits that the Funds are subject to duly approved and adopted Rule 12b-1 plans, which speak for themselves, and that pursuant to such plans, HFD may be compensated by the Trust, on behalf of the Funds, for services including printing of prospectuses and statements of additional information (which together form the Funds' registration statements) and reports for prospective shareholders other than existing shareholders. Except as so stated, HCA denies the allegations in paragraph 72 of the Amended Complaint, and specifically denies that the Rule 12b-1 plans require that the Trust or the Funds pay HFD or others additional fees for services which HCA receives compensation for providing under the IAAs.

73. As set forth in the following table, during fiscal year 2013, the International Fund paid approximately $20,423,000 and the High-Yield Fund paid approximately $585,000 for "Registration fees," "Shareholder communications," and "Distribution and/or Service (12b-1 Fees)."

FY 2013	International Fund	High-Yield Fund
Distribution and/or Service (12b-1 Fees)	$18,170,000	$365,000
Shareholder communications	$1,733,000	$156,000
Registration fees	$520,000	$64,000
Total	$20,423,000	$585,000

ANSWER: HCA admits that the Trust, on behalf of the International Fund and the High-Yield Fund, paid the approximate amounts set forth in paragraph 73 of the Amended Complaint for the services identified in paragraph 73 of the Amended Complaint for fiscal year 2013. Except as so stated, HCA denies the allegations in paragraph 73 of the Amended Complaint, and specifically denies that the Trust or the Funds pay additional fees for services which HCA receives compensation for providing under the IAAs.

74.   The amounts set forth in ¶73 are in addition to any amounts paid to Defendant under the IAAs for "coordinat[ing] and oversee[ing] the preparation and filing with the [SEC] of registration statements, notices, shareholder reports, proxy statements and other material for the Fund[s]."

ANSWER: HCA admits that the services it provides under the IAAs include coordinating and overseeing the preparation and filing with the SEC of registration statements, notices, shareholder reports, proxy statements and other material for the Funds. HCA admits further that the amounts set forth in paragraph 73 of the Amended Complaint are for fees and services not covered by or under the IAAs. Except as so stated, HCA denies the allegations in paragraph 74 of the Amended Complaint, and specifically denies that the Trust or the Funds pay additional fees for services which HCA receives compensation for providing under the IAAs.

75.   The Funds have a Custodian Agreement with State Street Bank and Trust Company ("State Street" or the "Custodian"), pursuant to which State Street is responsible for, among other things, pricing each Fund's portfolio securities and determining each Fund's net asset value.

ANSWER: HCA admits that the Funds have a Custodian Agreement with State Street Bank and Trust ("State Street"), which speaks for itself. Except as so stated, HCA denies the allegations in paragraph 75 of the Amended Complaint.

76.   The IAAs require the Funds, and not Defendant, to pay "the fees or disbursements of [the Custodian]," as well as any "payment for portfolio pricing services" utilized by the Custodian in connection with pricing of the Funds' portfolio securities.

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ANSWER: HCA admits the IAAs, which speak for themselves, provide in part that HCA shall not be required to pay the fees or disbursements of State Street, or for portfolio pricing services utilized by State Street in connection with pricing of the Funds' portfolio securities. Except as so stated, HCA denies the allegations in paragraph 76 of the Amended Complaint.

77.   During fiscal year 2013, the International Fund paid $6,279,000 and the High-Yield Fund paid $130,000 in "Custodian fees" to State Street.

ANSWER: HCA admits that for fiscal year 2013 and pursuant to the Custodian Agreement, the Trust on behalf of the International Fund paid State Street a net amount of $6,279,000 in custodian fees, and on behalf of the High-Yield Fund paid State Street $130,000 in custodian fees. Except as so stated, HCA denies the allegations in paragraph 77 of the Amended Complaint.

78.   The amounts of any additional fees and expenses paid by the Funds to portfolio pricing services utilized by State Street are not disclosed.

ANSWER: HCA denies the allegations in paragraph 78 of the Amended Complaint.

79.   The foregoing fees and expenses paid by the Funds are in addition to any amounts paid to Defendant under the IAAs for "oversee[ing] the determination and publication of the Fund's net asset value."

ANSWER: HCA admits that the services it provides under the IAAs do not include the services provided by State Street pursuant to the Custodian Agreement, for which the Trust pays State Street separately on behalf of each Fund. HCA admits further that under the IAAs, it oversees the determination and publication of the Funds' net asset value. Except as so stated, HCA denies the allegations in paragraph 79 of the Amended Complaint, and specifically denies that the Trust or the Funds pay State Street for services which HCA receives compensation for providing under the IAAs.

80.   The Funds' Board is responsible for overseeing the Funds, including, among other things, selecting and monitoring the Funds' service providers; monitoring the Funds' compliance

25

with federal and state law and their stated investment objectives and policies; overseeing the daily pricing of the Funds' portfolio securities; and approving the Funds' registration statements, shareholder reports, and other required regulatory filings.

ANSWER: HCA admits that the Board has overall responsibility for overseeing the Funds.

HCA admits further that that the Board oversees the Funds' policies and procedures to: (i)

comply with federal and state law; (ii) comply with their stated investment objectives and

policies; and (iii) fairly value the securities held by the Funds on a daily basis. Except as so

stated, HCA denies the allegations in paragraph 80 of the Amended Complaint.

81. During fiscal year 2013, the International Fund and High-Yield Fund paid $822,000 and $48,000, respectively, in "Trustees' fees and expenses" in connection with the Trustees' oversight of the Funds.

ANSWER: HCA admits the that for fiscal year 2013, the Trust paid $822,000 on behalf of the

International Fund and $48,000 on behalf of the High Yield Fund in Trustees' fees and expenses

in connection with the Trustees' oversight of the Funds. Except as so stated, HCA denies the

allegations in paragraph 81 of the Amended Complaint.

82. The "Trustees' fees and expenses" paid by the Funds are in addition to any amounts paid to Defendant under the IAAs for "coordinat[ing] and oversee[ing] the services provided by the Trust's [other service providers]"; "monitoring compliance with the Fund's investment objectives, policies and guidelines and with applicable regulatory requirements"; "oversee[ing] the determination and publication of the Fund's net asset value"; and "coordinat[ing] and oversee[ing] the preparation and filing [of required disclosures and reports]."

ANSWER: HCA admits that that the services it provides to the Funds under the IAAs

include, among other things, coordinating and overseeing the services provided by the Trust's

other service providers, monitoring compliance with the Funds' investment objectives, policies

and guidelines and with applicable regulatory requirements, overseeing the determination and

publication of the Funds' net asset value and coordinating and overseeing the preparation and

filing of required disclosures and reports. HCA admits further that the amounts paid by the Trust

on behalf of the Funds for Trustees' fees and expenses are separate and apart from the amounts paid to HCA for the services it provides under the IAAs. Except as so stated, HCA denies the allegations in paragraph 82 of the Amended Complaint, and specifically denies that the Trust or the Funds pay additional fees or expenses for services which HCA receives compensation for providing under the IAAs.

83.   The Funds retain legal counsel, accountants, and auditors who are involved in preparing the Funds' registration statements, shareholder reports, and other required filings; monitoring the Funds' compliance with applicable law; advising the Funds with respect to legal, compliance, and regulatory matters; maintaining the Funds' accounting books and records; preparing financial reports; and preparing materials for meetings of the Funds' Board.

ANSWER: HCA denies the allegations in paragraph 83 of the Amended Complaint.

84.   The IAAs require the Funds, and not Defendant, to pay "legal, auditing or accounting expenses," including the fees of the Funds' legal counsel, accountants, and auditors.

ANSWER: HCA admits the IAAs, which speak for themselves, provide in part that HCA shall not be required to pay the Funds' legal, auditing or accounting expenses. Except as so stated, HCA denies the allegations in paragraph 84 of the Amended Complaint.

85.   During fiscal year 2013, the International Fund and the High-Yield Fund paid $759,000 and $34,000, respectively, in "Professional fees" to their legal counsel, accountants, and auditors.

ANSWER: HCA admits the that during fiscal year 2013, $759,000 in professional fees to legal counsel and accountants was accrued on behalf of the International Fund, and $34,000 in such fees was accrued on behalf of the High Yield Fund. Except as so stated, HCA denies the allegations in paragraph 85 of the Amended Complaint.

86.   The "Professional fees" paid by the Funds are in addition to any amounts paid to Defendant pursuant to the IAAs for "coordinat[ing] and oversee[ing] the preparation and filing [of required disclosures and reports]"; "monitoring compliance"; "provid[ing] legal and regulatory support for the Fund[s]"; and "coordinat[ing] and oversee[ing] the preparation and production of meeting materials for the Trustees."

ANSWER: HCA admits that the services it provides to the Funds under the IAAs include coordinating and overseeing the preparation and filing of required disclosures in reports,

27

monitoring compliance, providing legal and regulatory support for the Funds, and coordinating

and overseeing the preparation and production of meeting materials for the Trustees. Further

answering, HCA states that the amounts paid by or on behalf of the Funds to legal counsel,

accountants and auditors for professional fees relate to services separate and apart from those

provided by HCA under the IAAs. Except as so stated, HCA denies the allegations in paragraph

86 of the Amended Complaint, and specifically denies that the Trust or the Funds pay additional

fees or expenses for services which HCA receives compensation for providing under the IAAs.

87. The expenses of the Funds' officers and office space purportedly paid by Defendant as part of the administrative services provided pursuant to the IAAs are de minimis and do not justify the mark-up charged by Defendant to the Funds.

ANSWER: HCA denies the allegations in paragraph 87 of the Amended Complaint, and

specifically denies that the services it provides may properly or fairly be characterized as

exclusively or predominantly administrative, and further specifically denies that the difference

between the amount paid to it by the Trust on behalf of each Fund and the amount paid by HCA

to the subadviser for each Fund may properly or fairly be characterized as a "mark-up."

88. The Prospectus identifies eight individuals who are officers of the Funds, each of whom also serves as officers of the other twenty-seven mutual funds comprising the Trust. All eight of them are also employed by Defendant and, upon information and belief, devote a majority of their time to their responsibilities as employees of Defendant and its affiliates, and not to their responsibilities as officers of the Funds.

ANSWER: HCA admits that the current Prospectus identifies eight individuals who are

officers of the Funds, and that each of these persons also serves as an officer of the other 27

mutual funds which, together with the Funds, comprise the Trust. HCA further admits that the

eight individuals are employed by HCA. Except as so stated, HCA denies the allegations in

paragraph 88 of the Amended Complaint.

89. Any portion of the annual compensation paid by Defendant to the Funds' officers that is fairly allocable to their service as officers of the Funds (as opposed to their responsibilities

as employees of Defendant and their responsibilities as officers of the other funds in the Trust) is de minimis relative to the mark-up charged to the Funds by Defendant over the subadvisory fees paid by Defendant to the Subadvisers.

ANSWER: HCA admits that the annual compensation it pays to the Funds' officers that is allocable to their service as officers of the Funds (as opposed to their responsibilities as employees of HCA and their responsibilities as officers of the other funds in the Trust) is less than the difference between the amounts paid to HCA on behalf of the Funds and the amounts paid by HCA to the subadvisers for the Funds. Except as so stated, HCA denies the allegations in paragraph 89 of the Amended Complaint, and specifically denies that the difference between the amount paid to it by the Trust on behalf of each Fund and the amount paid by HCA to the subadviser for each Fund may properly or fairly be characterized as a "mark-up."

90.   Each of the Funds, and the twenty-seven other funds comprising the Trust, share the same office space as Defendant and its affiliates.

ANSWER: HCA admits the allegations in paragraph 90 of the Amended Complaint.

91.   Insofar as the Funds make use of Defendant's offices, any portion of Defendant's annual rent that is fairly allocable to the Funds' use of those offices (as opposed to the use of those offices by Defendant, its affiliates, or the other funds in the Trust) is de minimis relative to the mark-up charged to the Funds by Defendant over the subadvisory fees paid by Defendant to the Subadvisers.

ANSWER: HCA admits that the portion of HCA's annual rent that is allocable to the Funds' use of its offices (as opposed to the use of those offices by HCA, its affiliates, or the other funds in the Trust) is less than the difference between the amounts paid to HCA on behalf of the Funds and the amounts paid by HCA to the subadvisers for the Funds. Except as so stated, HCA denies the allegations in paragraph 91 of the Amended Complaint, and specifically denies that the difference between the amount paid to it by the Trust on behalf of each Fund and the amount paid by HCA to the subadviser for each Fund may properly or fairly be characterized as a "mark-up."

92.   The International Fund's assets have increased in the past several years, with AUM growing from approximately $24.5 billion as of October 31, 2009, to approximately $48 billion as of the end of fiscal year 2013 on October 31, 2013. As of July 31, 2014, the International Fund's AUM had increased to approximately $51.5 billion.

ANSWER: HCA admits that the International Fund had AUM of approximately $24.5 billion

as of October 31, 2009, approximately $48 billion as of the end of fiscal year 2013 on October

31, 2013 and approximately $51.5 billion as of July 31, 2014. Except as so stated, HCA denies

the allegations in paragraph 92 of the Amended Complaint.

93.   As a result of the increase in AUM, the amount of investment advisory fees charged to the International Fund increased by more than 107%, from approximately $135,072,000 in fiscal year 2009 to approximately $280,629,000 in fiscal year 2013.

ANSWER: HCA admits that, after application of the contractual fee waivers negotiated by

the Board, the Trust paid HCA on behalf of the International Fund net amounts of approximately

$135,072,000 for fiscal year 2009 and $280,629,000 for fiscal year 2013 for investment advisory

and other services. HCA admits further that $280,629,000 is more than 107% greater than

$135,072,000. Except as so stated, HCA denies the allegations in paragraph 93 of the Amended

Complaint.

94.   The High-Yield Fund's assets have increased from approximately $590 million as of October 31, 2009, to approximately $2 billion as of the end of fiscal year 2013 on October 31, 2013. As of July 31, 2014, the High-Yield Fund's AUM were approximately $1.9 billion.

ANSWER: HCA admits that the High-Yield Fund had AUM of approximately $590 million

as of October 31, 2009, $2 billion as of the end of fiscal year 2013 on October 31, 2013, and

approximately $1.9 billion as of July 31, 2014. Except as so stated, HCA denies the allegations

in paragraph 94 of the Amended Complaint.

95.   As a result of the increase in AUM, the amount of investment advisory fees charged to the High-Yield Fund increased by more than 587%, from approximately $1,871,000 in fiscal year 2009 to approximately $12,867,000 in fiscal year 2013.

ANSWER: HCA admits that, after application of the contractual fee waivers negotiated by the Board, the Trust paid HCA on behalf of the High-Yield Fund net amounts of approximately $1,871,000 for fiscal year 2009 and $12,867,000 for fiscal year 2013 for investment advisory and other services. HCA admits further that $12,867,000 is more than 587% greater than $1,871,000. Except as so stated, HCA denies the allegations in paragraph 95 of the Amended Complaint.

96. The increase in investment advisory fees charged to each Fund by Defendant as detailed in the preceding paragraphs was not accompanied by a proportionate increase in the work or cost required by Defendant to provide services to the Funds pursuant to the IAAs.

ANSWER: HCA denies the allegations in paragraph 96 of the Amended Complaint.

97. Defendant realized economies of scale as the Funds' AUM increased, which reduced the cost, as a percentage of the Funds' AUM, of providing services to each Fund, and increased the profitability to Defendant of providing those services.

ANSWER: HCA denies the allegations in paragraph 97 of the Amended Complaint.

98. With respect to investment advisory services, Defendant has continued to subcontract with a single Subadviser to provide investment advisory services for each Fund, and it has not been required to retain additional subadvisers for either Fund due to increases in the Funds' AUM.

ANSWER: HCA admits that it contracts with Northern Cross to serve as subadviser to the International Fund and with Shenkman Capital to serve as subadviser to the High-Yield Fund. HCA admits further that it has not been required to retain additional subadvisers for either Fund due to increases in the AUM of the Funds. Except as so stated, HCA denies the allegations in paragraph 98 of the Amended Complaint.

99. Defendant's supervision and oversight of the Subadvisers has not meaningfully increased as the Funds' AUM have increased.

ANSWER: HCA denies the allegations in paragraph 99 of the Amended Complaint.

100. Defendant has continued to request and evaluate the same or substantially the same reports and other information with respect to each Subadviser as the Funds' AUM have

increased, and the work or cost to Defendant of reviewing and evaluating that information has not increased proportionately with AUM.

ANSWER: HCA denies the allegations in paragraph 100 of the Amended Complaint.

101. Nor has the work or cost to Defendant of providing the administrative services purportedly provided pursuant to the IAAs meaningfully increased as the Funds' AUM have increased.

ANSWER: HCA denies the allegations in paragraph 101 of the Amended Complaint.

102. Defendant is required to monitor compliance with the same or substantially the same regulatory requirements regardless of a fund's AUM, and the work or cost required to monitor such compliance with respect to the Funds has not increased proportionately as the Funds' AUM have increased.

ANSWER: HCA admits that it is required to monitor compliance with the same or substantially the same regulatory requirements regardless of each Fund's AUM. Except as so stated, HCA denies the allegations in paragraph 102 of the Amended Complaint, and specifically denies that the work or cost required to monitor compliance with regulatory requirements does not increase as AUM increases.

103. Defendant is required to coordinate and oversee the same or substantially the same custodian, legal counsel, accountants, auditors, and other service providers regardless of a fund's AUM, and the work or cost required to coordinate and oversee those service providers with respect to the Funds has not increased proportionately as the Funds' AUM have increased.

ANSWER: HCA denies the allegations in paragraph 103 of the Amended Complaint.

104. Defendant is required to prepare and file the same or substantially the same registration statements, shareholder reports, and other required filings regardless of a fund's AUM, and the work or cost required to prepare those filings with respect to the Funds has not increased proportionately as the Funds' AUM increased.

ANSWER: HCA denies the allegations in paragraph 104 of the Amended Complaint.

105. Defendant is required to prepare the same or substantially the same reports and informational materials for the Board regardless of a fund's AUM, and the work or cost required to prepare those reports and materials with respect to the Funds has not increased proportionately as the Funds' AUM increased.

ANSWER: HCA denies the allegations in paragraph 105 of the Amended Complaint.

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106.   Defendant provides the same or substantially the same officers and office space regardless of a fund's AUM, and the cost of providing officers and office space with respect to the Funds has not increased proportionately as the Funds' AUM increased.

ANSWER: HCA denies the allegations in paragraph 106 of the Amended Complaint.

107.   Because investment advisers realize economies of scale as a mutual fund's AUM increase, the investment advisory fee rate charged to a mutual fund often decreases as the fund's AUM increase.

ANSWER: HCA admits that advisory fee rate breakpoints are a method by which economies

of scale, if any, may be shared with a mutual fund and its shareholders. Except as so stated,

HCA denies the allegations in paragraph 107 of the Amended Complaint.

108.   Mutual fund investment advisory fee schedules often include breakpoints, which reduce a fund's fee rate as AUM increase.

ANSWER: HCA admits that many mutual fund investment advisory fee schedules include

breakpoints, that breakpoints reduce a fund's fee rate as AUM increase, and that the investment

advisory fee schedule applicable to the International Fund includes breakpoints, as does the

contractual fee waiver applicable to such Fund. HCA lacks knowledge or information sufficient

to form a belief as to the truth of the remaining allegations in paragraph 108 of the Amended

Complaint, and therefore denies those allegations.

109.   Fee schedules for administrative services such as those purportedly provided by Defendant pursuant to the IAAs also often include breakpoints due to the economies of scale realized in providing those services.

ANSWER: HCA denies that it "purports" to provide administrative services pursuant to the

IAAs, and affirmatively states that it provides such services, as well as other services pursuant to

the IAAs, and that the investment advisory fee schedules applicable to the International Fund

includes breakpoints, as does the contractual fee waiver applicable to such Fund. HCA lacks

knowledge or information sufficient to form a belief as to the truth of the remaining allegations

in paragraph 109 of the Amended Complaint, and therefore denies those allegations.

33

110. According to publicly disclosed administrative services agreements for other mutual funds negotiated at arm's length with unaffiliated service providers, breakpoints reduce the fee for such services to as little as 0.75 basis points, or 0.0075% of AUM, when AUM exceed $10 billion.

ANSWER: HCA lacks knowledge or information sufficient to form a belief as to the truth of the allegations in paragraph 110 of the Amended Complaint, and therefore denies those allegations.

111. Absent breakpoints or other reductions to the fee rate, or if the breakpoints or other reductions do not appropriately reduce the effective fee rate paid by a fund, the benefits of economies of scale accrue to a fund's investment adviser in the form of higher fees and profits.

ANSWER: HCA denies the allegations in paragraph 111 of the Amended Complaint.

112. Although the International Fund's investment advisory fee schedule includes breakpoints (see ¶34, supra), the breakpoints fail to provide the International Fund with an appropriate share of the benefits of economies of scale realized by Defendant.

ANSWER: HCA admits that the fee schedule for the International Fund includes breakpoints and is subject to contractual fee waivers which share economies of scale, if any, with the Fund and its shareholders. Except as so stated, HCA denies the allegations in paragraph 112 the Amended Complaint, and specifically denies that the breakpoints present in the fee schedule for the International Fund fail to provide the Fund with an appropriate share of the benefits of economies of scale, if any.

113. The International Fund's average daily AUM increased from approximately $33.2 billion during fiscal year 2012 to approximately $42.5 billion during fiscal year 2013. At the same time, breakpoints in the International Fund's fee schedule reduced the Fund's effective investment advisory rate by only two basis points, from 0.68% to 0.66%.

ANSWER: HCA admits that the effective fee rate for the International Fund was 0.68% for the fiscal year ending October 31, 2012 and 0.66% for the fiscal year ending October 31, 2013, a decrease of two basis points. Except as so stated, HCA denies the allegations in paragraph 113 of the Amended Complaint.

34

114. The two basis points decrease in the International Fund's effective investment advisory fee rate from 2012 to 2013 translates into a savings to the Fund of approximately $8,503,909 based on average daily AUM during fiscal year 2013.

ANSWER: HCA denies the allegations in paragraph 114 of the Amended Complaint.

115. In contrast, due to the increase in AUM from 2012 to 2013, the dollar amount of fees paid by the International Fund increased by approximately $55,152,000, from $225,477,000 in fiscal year 2012 to $280,629,000 in fiscal year 2013.

ANSWER: HCA admits that the fees paid by the Trust on behalf of the International Fund increased from approximately $225,477,000 for fiscal year 2012 to $280,629,000 for fiscal year 2013. HCA admits further that the difference between $280,629,000 and $225,477,000 is $55,152,000. Except as so stated, HCA denies the allegations in paragraph 115 of the Amended Complaint.

116. Thus, the increase in the International Fund's AUM from 2012 to 2013 produced benefits to Defendant (increased advisory fees) that were more than 6.4 times greater than the benefits to the International Fund (reductions in the advisory fee rate).

ANSWER: HCA denies the allegations in paragraph 116 of the Amended Complaint.

117. As shown in the following table, the two basis points decrease in the International Fund's effective investment advisory fee rate was accompanied by a two basis points decrease in the subadvisory fee paid by Defendant to Northern Cross, and therefore the rate of fees retained by Defendant (after paying Northern Cross) did not change from 2012 to 2013.

	Effective Advisory Fee Charged to International Fund	Subadvisory Fee Paid to Northern Cross	Mark-up Retained by Defendant
FY 2012	68 basis points	38 basis points	30 basis points
FY 2013	66 basis points	36 basis points	30 basis points
Difference	-2 basis points	-2 basis points	0 basis points

ANSWER: HCA admits that the effective fee rate for the International Fund declined from 68 basis points during fiscal year 2012 to 66 basis points during fiscal year 2013, a net decrease of

35

two basis points. HCA further admits that the subadvisory fee rate paid by HCA to Northern Cross declined from 38 basis points in fiscal year 2012 to 36 basis point fiscal year 2013, a decrease of two basis points. Except as so stated, HCA denies the allegations in paragraph 117 of the Amended Complaint, and specifically denies that the difference between the amount paid to it by the Trust on behalf of the International Fund and the amount paid by HCA to Northern Cross may properly or fairly be characterized as a "mark-up."

118. Thus to the extent any economies of scale were shared with the International Fund, they were shared by the Subadviser, Northern Cross, alone while Defendant did not share with the International Fund any of the benefits of economies of scale it realized in supervising and overseeing Northern Cross or providing administrative services to the Fund.

ANSWER: HCA denies the allegations in paragraph 118 of the Amended Complaint.

119. Likewise, the reductions in the High-Yield Fund's effective investment advisory fee rate have failed to provide the High-Yield Fund with an appropriate share of the benefits of economies of scale realized by Defendant.

ANSWER: HCA denies the allegations in paragraph 119 of the Amended Complaint.

120. The High-Yield Fund's average daily AUM increased from approximately $2.1 billion during fiscal year 2012 to approximately $2.3 billion during fiscal year 2013. At the same time, the High-Yield Fund's effective investment advisory fee decreased by one basis point, from 0.57% to 0.56%.

ANSWER: HCA admits the allegations in the first sentence of paragraph 120 of the Amended Complaint. Except as so stated, HCA denies the allegations in paragraph 120 of the Amended Complaint.

121. The one basis point decrease in the High-Yield Fund's effective investment advisory fee rate from 2012 to 2013 translates into a savings to the Fund of approximately $229,768 based on average daily AUM during fiscal year 2013.

ANSWER: HCA denies the allegations in paragraph 121 of the Amended Complaint.

122. In contrast, due to the increase in AUM from 2012 to 2013, the dollar amount of fees paid by the High-Yield Fund increased by approximately $984,000, from $11,883,000 in fiscal year 2012 to $12,867,000 in fiscal year 2013.

ANSWER: HCA admits that the dollar amount of fees paid by the Trust on behalf of the High-Yield Fund increased from approximately $11,883,000 in fiscal year 2012 to $12,867,000 in fiscal year 2013. HCA admits further that the difference between $12,867,000 and $11,883,000 is $984,000. Except as so stated, HCA denies the allegations in paragraph 122 of the Amended Complaint.

123. Thus, the increase in the High-Yield Fund's AUM from 2012 to 2013 produced benefits to Defendant (increased advisory fees) that were more than 4.2 times greater than the benefits to the High-Yield Fund (reductions in the advisory fee rate).

ANSWER: HCA denies the allegations in paragraph 123 of the Amended Complaint.

124. As shown in the following table, the one basis point decrease in the High-Yield Fund's effective investment advisory fee rate was accompanied by a one basis point decrease in the subadvisory fee paid by Defendant to Shenkman Capital, and the rate of fees retained by Defendant (after paying Shenkman Capital) did not change from 2012 to 2013.

	Effective Advisory Fee Charged to High-Yield	Subadvisory Fee Paid to Shenkman Capital	Mark-up Retained by Defendant
FY 2012	57 basis points	31 basis points	26 basis points
FY 2013	56 basis points	30 basis points	26 basis points
Difference	-1 basis points	-1 basis points	0 basis points

ANSWER: HCA admits that the effective fee rate for the High-Yield Fund declined from fiscal year 2012 to fiscal year 2013. HCA further admits that the subadvisory fee rate paid by HCA to Shenkman Capital declined from 31 basis points in fiscal year 2012 to 30 basis points fiscal year 2013, a decrease of one basis point. Except as so stated, HCA denies the allegations in paragraph 124 of the Amended Complaint, and specifically denies that the difference between

37

the amount paid to it by the Trust on behalf of the High-Yield Fund and the amount paid by

HCA to Shenkman Capital may properly or fairly be characterized as a "mark-up."

125. Thus, any economies of scale achieved by the High-Yield Fund were shared by the Subadviser, Shenkman Capital, but Defendant did not share with the High-Yield Fund any of the benefits of economies of scale it realized in supervising and overseeing Shenkman Capital or providing administrative services to the Fund.

ANSWER: HCA denies the allegations in paragraph 125 the Amended Complaint.

126. The investment advisory fees paid by the Funds under the IAAs are determined by Defendant.

ANSWER: HCA denies the allegations in paragraph 126 the Amended Complaint.

127. The Board is required to approve the IAAs and the fees paid by each Fund under the IAAs on an annual basis.

ANSWER: HCA admits that the terms of the IAAs were approved after due consideration by

the vote of a majority of Trustees who are not interested persons of HCA, as well as by the full

Board. HCA admits further that continuance or renewal of the IAAs must be approved annually.

Except as so stated, HCA denies the allegations in paragraph 127 of the Amended Complaint.

128. The Board has approved the IAAs each year without devoting the time and attention necessary to independently assess the investment advisory fees paid by each Fund or to effectively represent the interests of Fund shareholders vis-à-vis Defendant.

ANSWER: HCA denies the allegations in paragraph 128 of the Amended Complaint.

129. Serving on the Board is a part-time job for the Board members, most of whom are employed full-time in senior-level positions in management, finance, or academia, and/or serve on the boards of directors of other public and privately-held companies and institutions.

ANSWER: HCA admits that most of the Trustees are or have in the past been employed full-

time in senior-level positions in management, finance, or academia. Except as so stated, HCA

denies the allegations in paragraph 129 of the Amended Complaint.

130. The Board conducts its oversight responsibilities not only for each of the Funds, but also for the twenty-seven other funds in the Trust. This includes approving investment

advisory and other service contracts for each fund, as well as other oversight responsibilities described in ¶80, supra.

ANSWER: HCA admits the allegations in paragraph 130 of the Amended Complaint.

131. In approving the IAAs for the Funds, the Board relied on information and analyses that were prepared by Defendant or were designed to support Defendant's rationalization for the fees charged to the Funds.

ANSWER: HCA admits that in reviewing and determining whether to approve the IAAs for

the Funds, the Independent Trustees of the Board and the full Board requested and evaluated,

and HCA furnished, information reasonably necessary to evaluate the terms of the IAAs. HCA

admits further that some of such information was prepared by HCA at the request of the Board

and its independent legal counsel. Except as so stated, HCA denies the allegations in paragraph

131 of the Amended Complaint. Further answering, HCA states that in reviewing and

determining whether to approve the IAAs for the Funds, the Independent Trustees of the Board

and the full Board also had access to and considered information supplied by independent third

parties.

132. Defendant has not provided, and the Board has not considered, information or analyses reflecting the interests of the Funds or their shareholders with respect to the investment advisory fees or critically assessing Defendant's rationalization for those fees.

ANSWER: HCA denies the allegations in paragraph 132 of the Amended Complaint.

133. With respect to the mark-up charged by Defendant over the subadvisory fees it pays to the Subadvisers, the Board has accepted Defendant's representations that the fee is justified by Defendant's supervision and oversight of the Subadvisers and administrative services provided pursuant to the IAAs. Defendant has not provided, and the Board has not considered, appropriate information about the value of the supervision and oversight and administrative services provided by Defendant to the Funds, the cost to Defendant of providing such services, the economies of scale realized by Defendant in providing such services, or the fee rates negotiated by other mutual funds with unaffiliated service providers for the same or substantially the same services.

ANSWER: HCA admits that the IAAs have been approved after due consideration by the

vote of a majority of Trustees who are not interested persons of HCA, as well as by the full

Board. Except as so stated, HCA denies the allegations in paragraph 133 of the Amended

Complaint, and specifically denies that the services it provides may properly or fairly be

characterized as exclusively or predominantly administrative, and further specifically denies that

the difference between the amount paid to it by the Trust on behalf of each Fund in the amount

paid by HCA to the subadviser for each Fund may properly or fairly be characterized as a "mark-

up."

134. The Board has not solicited proposals from other advisers to provide the
supervision and oversight and administrative services purportedly provided to the Funds by
Defendant under the IAAs.

ANSWER: HCA denies that it "purports" to provide supervision, oversight, and

administrative services to the Funds pursuant to the IAAs, and affirmatively states that it

provides such services, as well as other services, pursuant to the IAAs. HCA lacks knowledge or

information sufficient to form a belief as to the truth of the remaining allegations in paragraph

134 of the Amended Complaint, and therefore denies those allegations.

135. The Board has not caused the Funds to contract directly with the Subadvisers for
the investment advisory services they provide to the Funds.

ANSWER: HCA states that the IAASs speak for themselves as to the signatories thereto, and

the services contemplated by such agreements. Except as so stated, HCA denies the allegations

in paragraph 135 of the Amended Complaint.

136. The Board has approved the payment by each Fund to Defendant of investment
advisory fees that include a mark-up of more than 80% over the fees paid by Defendant to the
Subadvisers for providing substantially all of the investment advisory services required by the
Funds.

ANSWER: HCA denies the allegations in paragraph 136 of the Amended Complaint, and

specifically denies that the difference between the amount paid to it by the Trust on behalf of each Fund and the amount paid by HCA to the subadviser for each Fund may properly or fairly be characterized as a "mark-up."

137.   The Board has approved investment advisory and subadvisory fees that enable Defendant to retain investment advisory fees (net of subadvisory fees) that are higher than what could be negotiated at arm's length with unaffiliated service providers for the same or substantially the same administrative services Defendant purportedly provides to the Funds pursuant to the IAAs.

ANSWER: HCA denies the allegations in paragraph 137 of the Amended Complaint.

138.   The Board has approved investment advisory fee arrangements that enable Defendant to retain for itself the vast majority of the benefits of economies of scale resulting from increases in each of the Funds' AUM without appropriately sharing those benefits with the Funds.

ANSWER: HCA denies the allegations in paragraph 138 of the Amended Complaint.

139.   The investment advisory fees are paid out of each Fund's assets. Each dollar in fees paid by a Fund directly reduces the value of the Fund's investment portfolio.

ANSWER: HCA admits that the fees and expenses paid by the Trust on behalf of a Fund are paid from the Fund's assets. Except as so stated, HCA denies the allegations in paragraph 139 of the Amended Complaint.

140.   The payment of excessive investment advisory fees to Defendant harms each of the Funds on a going forward basis because each Fund loses investment returns and profits it could earn on the amounts paid out as fees if those amounts remained in the Fund's portfolio and available for investment.

ANSWER: HCA denies the allegations in paragraph 140 of the Amended Complaint, and specifically denies that it has received excessive investment advisory fees.

141.   Each Fund has sustained millions of dollars in damages due to the excessive investment advisory fees paid to Defendant.

ANSWER: HCA denies the allegations in paragraph 141 of the Amended Complaint, and specifically denies that it has received excessive investment advisory fees and that its conduct has caused damage to the Funds.

142.   Plaintiffs repeat and reallege each and every allegation contained in ¶¶1-36, 39-41, 43-48, 51-61, 64-93, 96-118, and 126-141 above as if fully set forth herein.

ANSWER: HCA repeats and incorporates by reference its answer to each and every allegation contained in paragraphs 1-36, 39-41, 43-48, 51-61, 64-93, 96-118, and 126-141 above as if fully set forth herein.

143.   Plaintiffs assert this Count on behalf of and for the benefit of the International Fund.

ANSWER: HCA admits that plaintiffs purport to assert Count I on behalf of and for the benefit of the International Fund. Except as so stated, HCA denies the allegations in paragraph 143 the Amended Complaint.

144.   Defendant is the investment adviser to the International Fund.

ANSWER: HCA admits the allegations in paragraph 144 of the Amended Complaint.

145.   Under Section 36(b), Defendant owes a fiduciary duty to the International Fund with respect to its receipt of investment advisory fees and other compensation from the Fund.

ANSWER: HCA admits that pursuant to Section 36(b), it is deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the International Fund to HCA. Except as so stated, HCA denies the allegations in paragraph 145 of the Amended Complaint.

146.   Defendant breached its fiduciary duty under Section 36(b) by charging investment advisory fees to the International Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

ANSWER: HCA denies the allegations in paragraph 146 of the Amended Complaint.

147.   As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty under Section 36(b), the International Fund has sustained millions of dollars in damages.

ANSWER: HCA denies the allegations in paragraph 147 of the Amended Complaint.

148.   Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the International Fund, the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive investment advisory fees paid by the International Fund to Defendant and investment returns that would have accrued to the International Fund had those fees remained in the portfolio and available for investment.

ANSWER: HCA admits that plaintiffs purport to seek the relief described in paragraph 148 of the Amended Complaint. Except as so stated, HCA denies the allegations in paragraph 148 of the Amended Complaint, and specifically denies that it has violated Section 36(b), that it has received excessive or unlawful investment advisory fees, and that its conduct has caused damages of any kind to the International Fund.

149.   Alternatively, pursuant to Section 47 of the 1940 Act, 15 U.S.C. §80a-46, Plaintiffs seek rescission of the International Fund IAA and restitution of all excessive investment advisory fees paid by the International Fund pursuant to the International Fund IAA.

ANSWER: HCA admits that plaintiffs purport to seek rescission of the IAA for the International Fund and restitution of purportedly excessive investment advisory fees paid by the International Fund. Except as so stated, HCA denies the allegations of paragraph 149 of the Amended Complaint, and specifically denies that it has violated Section 36(b), that it has received excessive or unlawful investment advisory fees, that its conduct has caused damages of any kind to the International Fund, that rescission is a remedy available for purported violations of Section 36(b), and that the plaintiffs have standing to seek rescission of the IAA for the International Fund.

150.   Plaintiffs repeat and reallege each and every allegation contained ¶¶1-28, 30-33, 37-39, 42-46, 49-59, 62-65, 67-91, 94-111, and 119-141 above as if fully set forth herein.

ANSWER: HCA repeats and incorporates by reference its answer to each and every allegation contained in paragraphs 1-28, 30-33, 37-39, 42-46, 49-59, 62-65, 67-91, 94-111, and 119-141 above as if fully set forth herein.

151.   Plaintiffs assert this Count on behalf of and for the benefit of the High-Yield Fund.

ANSWER: HCA admits that plaintiffs purport to assert Count II on behalf of and for the benefit of the High-Yield Fund. Except as so stated, HCA denies the allegations in paragraph 151 the Amended Complaint.

152.   Defendant is the investment adviser to the High-Yield Fund.

ANSWER: HCA admits the allegations in paragraph 152 of the Amended Complaint.

153.   Under Section 36(b), Defendant owes a fiduciary duty to the High-Yield Fund with respect to its receipt of investment advisory fees and other compensation from the Fund.

ANSWER: HCA admits that pursuant to Section 36(b), it is deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the High-Yield Fund to HCA. Except as so stated, HCA denies the allegations in paragraph 153 of the Amended Complaint.

154.   Defendant breached its fiduciary duty under Section 36(b) by charging investment advisory fees to the High-Yield Fund that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

ANSWER: HCA denies the allegations in paragraph 154 of the Amended Complaint.

155.   As a direct, proximate, and foreseeable result of Defendant's breach of its fiduciary duty under Section 36(b), the High-Yield Fund has sustained millions of dollars in damages.

ANSWER: HCA denies the allegations in paragraph 155 of the Amended Complaint.

156.   Pursuant to Section 36(b)(3), Plaintiffs seek to recover, on behalf of and for the benefit of the High-Yield Fund, the actual damages resulting from Defendant's breach of its fiduciary duty, including the excessive investment advisory fees paid by the High-Yield Fund to Defendant and investment returns that would have accrued to the High-Yield Fund had those fees remained in the portfolio and available for investment.

ANSWER: HCA admits that plaintiffs purport to seek the relief described in paragraph 156 of the Amended Complaint. Except as so stated, HCA denies the allegations in paragraph 156 of the Amended Complaint, and specifically denies that it has violated Section 36(b), that it has received excessive or unlawful investment advisory fees, and that its conduct has caused damages of any kind to the High-Yield Fund.

157.   Alternatively, pursuant to Section 47 of the 1940 Act, 15 U.S.C. §80a-46, Plaintiffs seek rescission of the High-Yield Fund IAA and restitution of all excessive investment advisory fees paid by the High-Yield Fund pursuant to the High-Yield Fund IAA.

ANSWER: HCA admits that plaintiffs purport to seek rescission of the IAA for the High-Yield Fund and restitution of purportedly excessive investment advisory fees paid by the High-Yield Fund. Except as so stated, HCA denies the allegations of paragraph 157 of the Amended Complaint, and specifically denies that it has violated Section 36(b), that it has received excessive or unlawful investment advisory fees, that its conduct has caused damages of any kind to the High-Yield Fund, that rescission is a remedy available for purported violations of Section 36(b), and that plaintiffs have standing rescission of the IAA for the High-Yield Fund.


AFFIRMATIVE DEFENSES


HCA asserts the following Affirmative Defenses to the Amended Complaint, reserving the right to timely raise such additional affirmative defenses as may be appropriate in light of developments in this action:


FIRST AFFIRMATIVE DEFENSE
(Failure to State a Claim)


The Amended Complaint fails to state a claim upon which relief can be granted against HCA.


SECOND AFFIRMATIVE DEFENSE
(Standing)


If and to the extent either plaintiff purports to assert a claim on behalf of any mutual fund series of Harbor Funds other than a mutual fund series in which he or she holds and has continuously held shares throughout the duration of the litigation, plaintiffs lack standing to assert such a claim.

THIRD AFFIRMATIVE DEFENSE
(Limitation on Time for Recovery – General)

Plaintiffs' claims are barred, in whole or in part, by the limitation on the time for recovery imposed by 15 U.S.C. § 80a-35(b).

FOURTH AFFIRMATIVE DEFENSE
(Limitation on Time for Recovery – High-Yield Fund)

The time limitation for any claimed recovery as to the High-Yield Fund under 15 U.S.C. § 80a-35(b) commences no earlier than one year prior to September 16, 2014, the date on which Plaintiff Tumpowsky asserted her claim as to that Fund in Case No. 14-CV-07210, not February 4, 2014, the date on which Zehrer filed his claim as to the International Fund in Case No. 14-CV-00789.

FIFTH AFFIRMATIVE DEFENSE
(No Rescission)

Plaintiffs may not obtain rescission under Section 47(b) of the 1940 Act, 15 U.S.C. § 80a-46(b), because rescission is not available as a remedy for purported violations of Section 36(b). Furthermore, Section 47(b) provides that a contract violative of the 1940 Act is "unenforceable by either *party*" (emphasis supplied), and plaintiffs, as nonparties to the IAAs have no standing to pursue a request for rescission. Moreover, the Amended Complaint contains none of the allegations that would be required under Fed. R. Civ. P. 23.1 and state law to assert a claim for rescission on behalf of the Funds. Consequently, plaintiffs' claims for rescission are barred.

SIXTH AFFIRMATIVE DEFENSE
(Laches, Waiver, Estoppel, Unclean Hands, Ratification, Disclosure and/or Consent)

Plaintiffs, by virtue of their decision to purchase and continued ownership of shares in the International Fund and the High Yield Fund, and consequent receipt of information concerning the performance, fee schedules and total expense ratios of each Fund over the course of time, have been fully informed of all material facts pertaining to HCA's receipt of compensation paid on behalf of the Funds for services provided to the Funds. While thus fully informed, plaintiffs expressed their satisfaction with their investments by retaining their shares in each Fund. Plaintiffs' claims therefore are barred, in whole or in part, by the doctrines of laches, waiver, estoppel, unclean hands, ratification, disclosure and/or consent

SEVENTH AFFIRMATIVE DEFENSE
(No Disaggregation of Fees or Services under Section 36(b))

In order to establish that an investment advisory fee is excessive under 15 U.S.C. § 80a-35(b), a plaintiff must prove that the investment advisory fee as a whole is so disproportionately large that it bears no reasonable relationship to the value of the services provided and could not have been the product of arm's-length bargaining, and it is insufficient to challenge as excessive only a portion of the investment advisory fee paid for a particular portion of the services provided. Plaintiffs' claims are barred because as a whole, the investment advisory fee for each Fund is not so disproportionately large that it bears no reasonable relationship to the value of the services provided by HCA and could not have been the product of arm's-length bargaining.

PRAYER FOR RELIEF

WHEREFORE, defendant Harbor Capital Advisors, Inc. prays:

(1) that judgment dismissing this action be entered in favor of HCA;

(2) that plaintiffs take nothing by this action;

(3) that the Court award HCA its costs and expenses, including attorneys' fees; and

(4) that the Court award HCA such other and further relief as the Court deems just and proper.

Dated: January 22, 2015   Respectfully submitted,

DEFENDANT   HARBOR   CAPITAL
ADVISORS, INC.

By: _____/s/ John W. Rotunno_____
                    One of its Attorneys

John W. Rotunno
Stephen J. O'Neil
Paul J. Walsen
Molly K. McGinley
Nicole C. Mueller
K&L GATES LLP
70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207
Telephone: 312.372.1121
Facsimile: 312.827.8000

Email: john.rotunno@klgates.com
          stephen.oneil@klgates.com
          paul.walsen@klgates.com
          molly.mcginley@klgates.com
          nicole.mueller@klgates.com

Attorneys for Harbor Capital Advisors, Inc.

CERTIFICATE OF SERVICE

This is to certify that on January 22, 2015, the foregoing ANSWER AND AFFIRMATIVE DEFENSES TO CONSOLIDATED AMENDED COMPLAINT was filed with the Clerk of Court using the CM/ECF system, which will send notification of such filing to following counsels of record:

Norman Rifkind
Amelia S. Newton
Lasky & Rifkind
351 West Hubbard Street, Suite 401
Chicago, Illinois 60654

Stephen J. Oddo
Edward B. Gerard
Justin D. Rieger
Robbins Arroyo LLP
600 B Street, Suite 1900
San Diego, California 92101

This also certifies that the foregoing was served by placing copies of the same in the United States Postal Service mail receptacle located at 70 West Madison, Chicago, Illinois 60602, properly addressed and with proper postage prepaid, directed to the following:

Andrew W. Robertson
Susan Salvetti
Jeffrey F. Zwerling
Robin F. Zwerling
Zwerling, Schachter & Zwerling, LLP
41 Madison Avenue
New York, NY 10010

Marvin Alan Miller
Miller Law LLC
115 South LaSalle Street
Suite 2910
Chicago, Illinois 60603

Arnold C. Lakind
Robert L. Lakind
Daniel S. Sweetser
Szaferman, Lakind,
Blumstein & Blader, P.C.
101 Grovers Mill Road
Suite 200
Lawrenceville, NJ 08540

/s/ John W. Rotunno